Exhibit 12.1

The Estée Lauder Companies Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio data)

	Nine Months
	Ended	Fiscal Years
	March 31, 2012	2011	2010	2009	2008	2007

Fixed Charges
Interest expense (1)	$50.9	$69.2	$106.5	$82.7	$76.0	$47.9
Rental expense	40.4	46.8	39.5	51.7	58.2	55.2
Total Fixed Charges	91.3	116.0	146.0	134.4	134.2	103.1

Earnings available for fixed charges:
Earnings before income taxes	1,201.9	1,025.5	688.3	342.7	743.9	711.0
Less noncontrolling interests	(2.6)	(3.0)	(4.1)	(8.4)	(10.2)	(7.1)
Add fixed charges	91.3	116.0	146.0	134.4	134.2	103.1

Total earnings available for fixed charges	$1,290.6	$1,138.5	$830.2	$468.7	$867.9	$807.0

Ratio of earnings to fixed charges (2)	14.14	9.81	5.69	3.49	6.47	7.83

(1)          Fiscal 2010 interest expense includes pre-tax expense on the extinguishment of debt of $27.3 million representing the tender premium, the pro-rata write-off of unamortized terminated interest rate swap, issuance costs and debt discount, and tender offer costs associated with $130.0 million principal amount of our 6% Senior Notes due 2012 and $69.9 million principal amount of our 7.75% Senior Notes due 2013.

(2)          The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes attributable to The Estée Lauder Companies Inc. and fixed charges by fixed charges. This ratio includes the earnings and fixed charges of The Estée Lauder Companies Inc. and its consolidated subsidiaries. Fixed charges consist of interest and related charges on debt and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor.